CUTLER LAW GROUP

M. Richard Cutler, Esq

Corporate Securities Law

M Gregory Cutler, Esq.

Admitted in California & Texas

Admitted in Florida

December 26, 2011

Stephen Krikorian, Accounting Branch Chief

Evan S. Jacobson, Staff Attorney

Mark P. Shuman, Branch Chief – Legal

Melissa Walsh, Staff Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:

Competitive Technologies, Inc.

Form 10-K/A for the Fiscal Year Ended July 31, 2010

Filed September 15, 2011

File No. 001-08696

Post-Effective Amendment to Form S-8 Filed December 9, 2011

File No. 333-176389

Gentlemen and Ladies:

We are in receipt of your correspondence dated December 15, 2011, and addressed to Johnnie D. Johnson, Chief Executive Officer and Chief Financial Officer of the Company.  This letter is to provide information with respect to our response to your letter.

We have completed our draft of Post Effective Amendment no. 4 to the Form S-8.  Due to the nature of the filing, the document must now undergo a new, full review by our Independent Public Accounting Firm.  We will be able to file the amendment and our responsive comments as soon as this is completed.  Due to the holidays, we anticipate being able to file our response on or before January 10.  If the review is completed sooner we will file as soon as completed.

Thank you for your time and attention to this matter.  Please do not hesitate to contact us should you need anything further.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

Cutler Law Group

3355 W. Alabama St. Suite 1150

Tel (713) 888-0040

Houston, Texas 77098

www.cutlerlaw.com

Fax (800) 836-0714